

March 22, 2012

Via Facsimile
Mr. John G. Sznewajs
Chief Financial Officer
Masco Corporation
21001 Van Born Road
Taylor, MI 48180

>   **Re: Masco Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 21, 2012**
>   **File No. 1-05794**

Dear Mr. Sznewajs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Note A– Accounting Policies

Customer Promotion Costs, page 48

1.   We note your accounting policy regarding cooperative advertising arrangements and your treatment of such costs as a reduction of revenue. Please refer to ASC 605-50, (in particular, example 3 in ASC 605-50-55-14) and help us better understand your accounting for cooperative advertising arrangements. Please also quantify for us the amounts you have recognized in your financial statements for each period presented.

Note M – Employee Retirement Plans, page 71

2.   We note your disclosure which indicates you participate in 20 regional multi-employer pension plans. Please clarify for us your statement which indicates "none of the plans are considered significant." In that regard, please tell us how you have considered the disclosure requirements contemplated in ASU 2011-09 (Subtopic 715-80).

Note O – Segment Information, page 78

3.   We note you have various products and brands within each of your reportable segments. Please revise future filings to disclose revenues by product line for each reportable segment as required by ASC 280-10-50-40.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kevin Stertzel at (202) 551-3723, or John Hartz, Senior Assistant Chief Accountant at (202)-551-3689, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Branch Chief